Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / E-mail tpuzzo@msn.com

July 3, 2014

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Deal a Day Group Corp.

Amendment No. 2 to Form 10-12G

Filed May 16, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Filed May 13, 2014

Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed February 21, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed May 20, 2014

File No. 000-52323

Dear Ms. Ransom:

We respectfully hereby submit the information in this letter, on behalf of our client, Deal a Day Group Corp., in response to the letter of the staff (the “Staff”) of the Commission dated April 3, 2014.  Amendment No. 3 to the Company’s referenced Form 10 was filed with the Commission via EDGAR on July 1, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form 10.

Amendment No. 2 to Form 10-12G filed May 16, 2014

Management’s Discussion and Analysis or Plan of Operation, page 15

Management’s Discussion and Analysis of Financial Condition . . ., page 16

1. We reissue comment 19 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. Please include a discussion of the underlying drivers affecting your operations.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 24

Transactions with Related Persons, page 24

Company response: The Company has amended page 16 to add a discussion of the underlying drivers affecting operations.

2. We reissue comment 36 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. Please revise your disclosure of the Settlement Agreement and General Mutual Release with Alma Bailante Real Estate Inc. in accordance with Item 404(a)(5) of Regulation S-K. Disclosure of the $945,962 promissory note issued to the creditor must include the amount of principal outstanding and the amounts of interest and principal paid during the period.

Company response: The Company has revised page 25 in response to this comment.

Item 10. Recent Sales of Unregistered Securities, page 27

3. Throughout this section, where you sold shares, issued shares as part of a debt conversion and release, or likewise conveyed shares in exchange for consideration, please provide the price at which you issued the securities or the aggregate amount of the consideration, e.g., the debt released. See Item 701(c) of Regulation S-K.

•

September 29, 2009: 407,521 post-split restricted shares for debt release

•

February 3, 2011: 32,511 post-split restricted shares for contractor services

•

June 15, 2011: 390 common shares of OlFactor Laboratories, Inc. for debt release

•

November 4, 2011: 1,500,000 restricted shares for acquisition of Rich Media Corp.

•

February 26, 2013: 75,000 restricted shares for settlement

Company response: The Company made revisions to pages 28 through 31 in response to this comment.

4. We reissue, in part, comment 5 of our letter dated April 3, 2014. Amendment No. 1 to your Form 10 disclosed three transactions on October 31, 2010 related to the conversion of notes payable to common shares but they were not reported together in the appropriate sections. We note your revisions to Note 5 to include all three transactions. Please update this section to include disclosure of the third transaction, converting $875,888 of notes payable to 14,493,441 common shares.

Company response: The Company has updated this section to include disclosure of the third transaction, converting $875,888 of notes payable to 14,493,441 common shares.

5. We reissue, in part, comment 9 of our letter dated April 3, 2014. Please disclose the post-split price per share for the Conversion and Release Agreements entered into with Mr. Albanna and OCC on October 31, 2010.

Company response: The Company has disclosed the referenced post-split price on page 30.

6. We reissue, in part, comment 10 of our letter dated April 3, 2014 and comment 43 of our letter dated July 13, 2012 in entirety. Please quantify the amount of debt released in exchange for these shares.

Company response: The Company has disclosed the amount of debt released for shares on page 30.

7. We reissue comment 48 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. On several pages throughout your registration statement, you mention that, pursuant to your November 4, 2011 Asset Acquisition Agreement, you issued 1,500,000 restricted shares of your common stock to Rich Media Corp. However, in the Notes to Consolidated Financial Statements, both audited and unaudited, you disclose that you issued restricted stock purchase rights for 1,500,000 shares at $0.10 per share to Rich Media. Please revise or advise on this discrepancy.

Company response: The Company has disclosed on page 31 that it issued restricted shares.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 5

8. We note your disclosure that on November 4, 2011 you acquired certain assets in exchange for $250,000 and one million five hundred thousand restricted shares of common stock. Considering that you show no assets on your balance sheet, please tell us in more detail what assets were acquired and how you accounted for this acquisition.

Company response: The Company has amended page 5 of the document to remove reference to $250,000 as only stock was issued in exchange for the RMC assets.

In addition, the Company has amended the Form 10 to add details as to which assets were acquired and why there are no assets on the balance sheet:

The assets acquired included a web presence (including URLs, domains, websites and social media outlets), marketing and branding materials (including intellectual property, artwork, logos and graphics), existing contracts and books and records.  The consideration given for the assets was valued at $1,500 and a likewise valuation allowance was taken in the financial statements for the year-ended December 31, 2011.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 13

Going Concern, page 14

9. We reissue comment 22 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. We note from your Risk Factors that your auditors issued a going concern opinion and you believe $250,000 would allow you to implement your business plan and remove this determination going forward. Please discuss the basis for this amount and management’s plans to overcome the uncertainty of your ability to continue as a going concern. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please indicate how you anticipate becoming a going concern. Such disclosure should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. Please also revise the Going Concern section, page F-7, in Notes to Consolidated Financial Statements, page F-6, to include this discussion.

Company response: The Company has updated this section to include discussions related to our cash requirements over the following twelve months and the likelihood to achieve such financing.  In addition, the Company has included a table that summarizes the Company’s minimum cash requirements for the upcoming fiscal year and that the Company anticipates to meet the minimum requirements through securing related party financing.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm

10. Please amend your Form 10-K to include a report from your independent registered public accounting firm providing its opinion on your financial statements, including the cumulative period from inception through the latest balance sheet date.

Notes to Consolidated Financial Statements, page F-6

Note 6. Capital Stock, page F-9

Company response: The Company has added a report from its independent registered accounting firm to page F-1 of Amendment No. 1 to the Form 10-K.  The report includes reference from the inception date to the latest balance sheet date.  Amendment No. 1 to the Form 10-K was filed on July 3, 2014.

11. We note your additions of some information related to your outstanding stock options in response to comment 16 from our letter dated April 3, 2014. Please include all of the required disclosures related to stock based compensation. Refer to ASC 718-10-50.

Company response: The Company has included all required disclosures related to stock based compensation.

Form 10-Q/A for the quarter ended June 30, 2012 filed February 21, 2013

12. Please file the Item 4.02 8-K as agreed in response to comment 17 from our letter dated April 3, 2014 as soon as practicable.

Company response: The Company filed a Form 8-K in response to this comment on July 1, 2014.

Form 10-Q for the quarter ended March 31, 2014

Item 4. Controls and Procedures, page 15

Evaluation of Disclosure Controls and Procedures, page 15

13. Please revise your filing to provide the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of March 31, 2014. Your current disclosure is as of September 30, 2013.

Company response: On July 12, 2014, the Company filed an Amendment No. 1 to Form 10-Q changing “September 30, 2013” to “March 31, 2014.”

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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